UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( )  Check box if no longer subject to Section 16.   Form 4 or Form 5
        obligations may continue. See Instructions 1(b).

   ( )  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Bonnell, Stephen C.
        N28 W22367 Foxwood Lane
        Waukesha, WI  53186

   2.   Issuer Name and Ticker or Trading Symbol:

        CIB Marine Bancshares, Inc. (not listed)


   3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary):


   4.   Statement for Month/Year:

        December, 2002

   5.   If Amendment, Date of Original (Month/Year):



   6.   Relationship of Reporting Person(s) to Issuer (Check all
        applicable):
        ( ) Director                      ( ) 10% Owner
        (x) Officer (give title below)    ( ) Other (specify below)

           SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person




                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                                                                      5.
                                                                                      Amount of
                             2A                                                       Securities        6.             7.
               2.            Deemed                                                   Beneficially      Ownership      Nature of
 1.            Transaction   Execution    3.             4.                           Owned at End      Form; Direct   Indirect
 Title of      Date          Date, if any Transaction    Securities Acquired (A) or   of Issuer's       (D) or         Beneficial
 Security      (Month/Day/   (Month/Day/  Code           Disposed of (D)              Fiscal Year       Indirect (I)   Ownership
 (Instr. 3)    Year)         (Year)       (Instr. 8)     (Instr. 3, 4 and 5)          (Instr. 3 and 4)  (Instr. 4)     (Instr. 4)
 ----------    -----------   -----------  ------------  ----------------------------  ----------------  ------------   ----------

                                                         Amount   (A) or (D)    Price
                                                         ------   ----------    -----

 Common Stock                                                                           11,550               D

 Common Stock                                                                           11,414.1(1)          I         By ESOP









                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
                                                                                                                  10.
                                                                                                        9.        Owner-
                                                                                                        Number of ship
                                                                                                        Deriva-   of
                                                   5.                                                   tive      Deriva-  11.
                                                   Number of                                   8.       Securi-   tive     Nature
            2.                   3A.               Derivative                                  Price    ties      Secur-   of In-
            Conver-              Deemed            Securities                    7.            of       Benefi-   ity:     direct
            sion or              Execu-    4.      Acquired                      Title and     Deriva-  cially    Direct   Bene-
1.          Exercise  3.         tion      Trans-  (A) or      6.                Amount of     tive     Owned at  (D) or   ficial
Title of    Price of  Transac-   Date,if   action  Disposed    Date Exercisable  Underlying    Secur-   End       Indirect Owner-
Derivative  Deriva-   tion Date  any,      Code    of (D)      and Expiration    Securities    ity      of Year   (I)      ship
Security    tive      (Month/    (Month/   (Instr. (Instr. 3,  Date (Month/      (Instr. 3     (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  Security  Day/Year)  Day/Year) 8)      4 or 5)     Day/Year)         and 4)        5)       4)        4)       4)
----------  --------  --------   --------  ------- ----------- ----------------  ------------- -------- --------  -------- -------
                                                                                        Amount
                                                                                        or
                                                                Date    Expira-         Number
                                                                Exer-   tion            of
                                                    (A)    (D)  cisable Date    Title   Shares
                                                   -----  ----- ------- ------- -----   -------

Employee    $4.95                                                 (2)   6/30/03 Common  11,250          11,250    D
Stock                                                                           stock
Option
(right to
buy) (2)

Employee    $8.50                                                 (3)   1/1/05  Common  7,500           7,500     D
Stock                                                                           stock
Option
(right to
buy) (3)

Employee    $10.87                                                (4)   4/25/06 Common  11,700          11,700    D
Stock                                                                           stock
Option
(right to
buy) (4)

Employee    $13.07                                                (5)   2/25/08 Common  13,200          13,200    D
Stock                                                                           stock
Option
(right to
buy) (5)

Employee    $16.23                                                (6)   7/29/09 Common  6,900           6,900     D
Stock                                                                           stock
Option
(right to
buy) (6)

Employee    $18.40                                                (7)   7/27/10 Common  9,881           9,881     D
Stock                                                                           stock
Option
(right to
buy) (7)

Employee    $22.89                                                (8)  11/29/11 Common  8,912           8,912     D
Stock                                                                           stock
Option
(right to
buy) (8)




   Explanation of Responses:

   (1)  Represents shares allocated to the reporting person, at 12/31/02, pursuant to the issuer's ESOP.
   (2)  The employee stock option vested on June 30, 1998.
   (3)  The employee stock option vested on January 1, 2000.
   (3)  The employee stock option vested on April 25, 2001.
   (4)  The employee stock option vests in five equal annual installments which began on February 25, 1999.
   (5)  The employee stock option vests in five equal annual installments which began on July 29, 2000.
   (6)  The employee stock option vests in five equal annual installments which began on July 27, 2001.
   (7)  The employee stock option vests in five equal annual installments which began on November 29, 2002.





   /s/ Stephen C. Bonnell              January 31, 2003
   -----------------------------       ----------------
   Signature of Reporting Person       Date